Exhibit 99.12
AUDITORS’ REPORT TO THE MEMBERS OF
INFOSYS TECHNOLOGIES LIMITED
We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at 30 September 2005, the Profit and Loss Account for the quarter and half year ended on that date and Cash Flow Statement for the half year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
We report that:
(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b)	in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;

(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d)	in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards issued by the Institute of Chartered Accountants of India, to the extent applicable; and

(e)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:
(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 30 September 2005;

(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the quarter and half year ended on that date; and

(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the half year ended on that date.
for BSR & Co
Chartered Accountants
Subramanian Suresh
Partner
Membership No. 83673
Bangalore
11 October 2005

INFOSYS TECHNOLOGIES LIMITED	in Rs. crore

Balance Sheet as at	Schedule	September 30, 2005	March 31, 2005

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	1	136	135
Reserves and surplus	2	6,269	5,107

		6,405	5,242

APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		2,639	2,183
Less: Depreciation and amortization		1,165	1,006

Net book value		1,474	1,177
Add: Capital work-in-progress		395	318

		1,869	1,495

INVESTMENTS	4	2,438	1,329
DEFERRED TAX ASSETS	5	40	34
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	1,244	1,253
Cash and bank balances	7	1,292	1,481
Loans and advances	8	1007	996

		3,543	3,730

LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	641	578
Provisions	10	844	768

NET CURRENT ASSETS		2,058	2,384

		6,405	5,242

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above form an integral part of the balance sheet
As per our report attached
for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing	and Deputy Managing
		Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressier	Rama Bijapurkar
	Director	Director	Director	Director

	Sridar A. lyengar	David L. Boyles	K. Dinesh	S. D. Shibulal
	Director	Director	Director	Director

	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director and	Director	Company Secretary and
October 11, 2005	Chief Financial Officer		Senior Vice President — Finance

INFOSYS TECHNOLOGIES LIMITED
in Rs. crore, except per share data

		Quarter ended		Half-year ended
Profit and Loss Account for the	Schedule	September 30,		September 30,
		2005	2004	2005	2004

Income from software services and products		2,170	1,690	4,137	3,161
Software development expenses	11	1,167	910	2231	1,702

GROSS PROFIT		1,003	780	1,906	1,459

Selling and marketing expenses	12	125	103	244	190
General and administration expenses	13	173	117	310	218

		298	220	554	408
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION		705	560	1,352	1,051
Interest		—	—	—	—
Depreciation and amortization		90	56	165	106

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION		615	504	1,187	945

Other income	14	45	30	76	48
Provision for investments		1	—	1	—

NET PROFIT BEFORE TAX		659	534	1,262	993
Provision for taxation	15	67	79	146	144

NET PROFIT AFTER TAX		592	455	1,116	849

Balance Brought Forward		1,952	462	1,428	71
Less: Residual dividend paid		—	—	—	3
Additional dividend tax		—	2	—	2

		1,952	460	1,428	66

AMOUNT AVAILABLE FOR APPROPRIATION		2,544	915	2,544	915

Dividend
Interim		177	134	177	134
Final		—	—	—	—

Total dividend		177	134	177	134
Dividend tax		25	17	25	17
Balance in profit and loss account		2,342	764	2,342	764

		2,544	915	2,544	915

EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Basic		21.75	16.99	41.08	31.76
Diluted		21.13	16.61	39.92	31.14
Number of shares used in computing earnings per share
Basic		27,21,01,219	26,76,76,465	27,15,48,331	26,74,06,246
Diluted		28,00,30,650	27,37,76,678	27,94,45,295	27,27,68,201
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNT	22

*	refer to note 22.2.20
The schedules referred to above form an integral part of the profit and loss account.
As per our report attached
for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing	and Deputy Managing
		Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Sridar A, Iyengar	David L. Boyles	K. Dinesh	S. D. Shibulal
	Director	Director	Director	Director

	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director and	Director	Company Secretary and
October 11, 2005	Chief Financial Officer		Senior Vice President — Finance

INFOSYS TECHNOLOGIES LIMITED
in Rs. crore

Cash Flow Statement for the		Half-year ended
		September 30,
	Schedule	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax		1,262	993
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		—	—
Depreciation and amortization		165	106
Interest and dividend income		(78)	(50)
Provision for investments		1	—
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(7)	(8)

Changes in current assets and liabilities
Sundry debtors		9	(260)
Loans and advances	16	34	(54)
Current liabilities and provisions	17	57	25
Income taxes paid during the period	18	(161)	(102)

NET CASH GENERATED BY OPERATING ACTIVITIES		1,282	650

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work in progress	19	(539)	(312)
Proceeds on disposal of fixed assets		—	—
Investment in subsidiaries (refer to note 22.2.16)		(22)	—
Investments in securities	20	(1,088)	(38)
Interest and dividend income		78	50

NET CASH USED IN INVESTING ACTIVITIES		(1,571)	(300)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of share capital on exercise of stock options		249	125
Dividends paid during the period		(176)	(869)
Dividend Tax paid during the period		(25)	—

NET CASH USED IN FINANCING ACTIVITIES		48	(744)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		7	8

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(234)	(386)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		1,683	1,839

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	1,449	1,453

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22

The schedules referred to above form an integral part of the cash flow statement.
As per our report attached
for BSR & Co.
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. SatwaleKar
Partner	Chairman	Chief Executive Officer,	Chief Operating Officer	Director
Membership No. 83673	and Chief Mentor	President and Managing Director	and Deputy Managing Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Sridar A. lyengar	David L. Boyles	K. Dinesh	S. D. Shibulal
	Director	Director	Director	Director

	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore	Director and	Director	Company Secretary and
October 11, 2005	Chief Financial Officer		Senior Vice President— Finance

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Schedules to the Balance Sheet as at	September 30, 2005	March 31, 2005
1 SHARE CAPITAL

Authorized
Equity shares, Rs. 5/- par value
30,00 00,000 (30,00,00,000) equity shares	150	150

Issued, Subscribed and Paid Up
Equity shares, Rs. 5/- par value*	136	135
27,26,59,512 (27,05,70,549) equity shares fully paid up
[Of the above, 25,84,92,302 (25,84,92,302) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]

	136	135

Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)

*	For details of options in respect of equity shares, refer to note 22.2.11

*	also refer to note 22.2.20 for details of basic and diluted shares

2 RESERVES AND SURPLUS

Capital reserve	6	6

Share premium account — As at April 1,	900	461
Add: Receipts on exercise of stock options issued to employees	248	439

	1,148	900

General reserve — As at April 1,	2,773	2,683
Less: Capitalized for issue of bonus shares	—	100
Add: Transfer from the profit and loss account	—	190

	2,773	2,773

Balance in profit and loss account	2,342	1,428

	6,269	5,107

INFOSYS TECHNOLOGIES LIMITED
Schedules to the Balance Sheet

3 FIXED ASSETS

										in Rs. crore
Particulars	Original cost				Depreciation and amortization				Net book value
	As at	Additions	Deductions/	As at	As at	For the	Deductions/	As at	As at	As at
	April 1, 2005		Retirement	September 30,	April 1, 2005	period	Retirement	September 30,	September 30,	March 31, 2005
				2005				2005	2005

Land : free-hold	30	—	—	30	—	—	—	—	30	30
leasehold	90	4	—	94	—	—	—	—	94	90
Buildings*	731	184	—	915	119	27	—	146	769	612
Plant and machinery*	389	109	—	498	216	38	—	254	244	173
Computer equipment*	574	106	4	676	427	70	4	493	183	147
Furniture and fixtures*	326	59	2	383	202	30	2	230	153	124
Vehicles	1	—	—	1	—	—	—	—	1	1
Intangible assets
Intellectual property rights	42	—	—	42	42	—	—	42	—	—

	2,183	462	6	2,639	1,006	165	6	1,165	1,474	1,177

Previous year	1,570	687	74	2,183	804	268	66	1,006	1,177

Note:	Buildings include Rs. 250/- being the value of 5 snares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

*	includes certain assets provided on operating lease to Progeon Limited, a subsidiary company. Please refer to note 22.2.6 for details:

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Schedules to the Balance Sheet as at	September 30, 2005	March 31, 2005

4 INVESTMENTS

Trade (unquoted) — at cost
Long- term investments
In subsidiaries
Progeon Limited, India.
2,44,99,993 (2,44,99,993) equity shares of Rs. 10/- each, fully paid	25	25
Infosys Technologies (Shanghai) Co. Limited, China	23	23
Infosys Technologies (Australia) Pty Limited, Australia
1,01,08,869 (1,01,08,869) equity shares of A$ 0.11 par value, fully paid	66	66
Infosys Consulting, Inc. USA
1,50,00, 000 (1,00,00,000) common stock of US $1.00 par value, fully paid	67	45

	181	159

In other investments*	16	16
Less: Provision for investments	14	14

	2	2

Non-trade (unquoted), current investments, at the lower of cost and fair value
Liquid mutual funds *	2,255	1,168

	2,438	1,329

Aggregate amount of unquoted investments	2,438	1,329

*	refer to note 22.2.16 for details of investments

5 DEFERRED TAX ASSETS

Fixed assets	38	31
Sundry debtors	2	3

	40	34

6 SUNDRY DEBTORS

Debts outstanding for a period exceeding six months
Unsecured
considered doubtful	13	11

Other debts
Unsecured
considered good (including dues from subsidiary companies)*	1,244	1,253
considered doubtful	3	8

	1,260	1,272
Less: Provision for doubtful debts	16	19

	1,244	1,253

* For details of dues from subsidiary companies, refer to note 22.2.7	—	—
includes dues from companies where directors are interested	—	—

7 CASH AND BANK BALANCES

Cash on hand	—	—
Balances with scheduled banks in Indian Rupees	—	—
In current accounts*	102	78
In deposit accounts	951	1,213
Balances with non-scheduled banks in foreign currency **
In current accounts	239	190

	1,292	1,481

	3	3

*	includes balance in unclaimed dividend account

**	refer to note 22.2.13 for details of balances in non-scheduled banks

INFOSYS TECHNOLOGIES LIMITED

		in Rs. crore
Schedules to the Balance Sheet as at	September 30, 2005	March 31, 2005
8 LOANS AND ADVANCES

Unsecured, considered good
Advances
prepaid expenses	28	33
for supply of goods and rendering of services	6	2
advance to gratuity trust	14	—
others *	9	11

	57	46

Unbilled revenues	173	139
Advance income tax	493	403
Loans and advances to employees **
housing and other loans	51	58
salary advances	47	41
Electricity and other deposits	16	16
Rental deposits	12	14
Deposits with financial institutions	157	268
Mark to Market forward contracts & options	1	11

	1,007	996

Unsecured, considered doubtful
Loans and advances to employees	—	—

	1,007	996
Less: Provision for doubtful loans and advances to employees	—	—

	1,007	996

* Of which, advances to subsidiary companies, refer to note 22.2.7	—	2

** includes dues by non-director officers of the company	—	—

Maximum amounts due by non-director officers at any time during the period/year	—	—

9 CURRENT LIABILITIES

Sundry creditors
goods and services *	1	1
accrued salaries and benefits
salaries	4	11
bonus and incentives	121	182
unavailed leave	57	61
for other liabilities
provision for expenses	148	118
retention monies	19	15
withholding and other taxes payable	72	51
for purchase of intellectual property rights	19	19
others	5	5

	446	463
Advances received from clients	9	29
Unearned revenue	176	83
Mark to Market forward contracts & options valuation	7	—
Unclaimed dividend	3	3

	641	578

* Of which, dues to subsidiary companies, refer to note 22.2.7	1	1

10 PROVISIONS

Proposed dividend	177	176
Provision for
tax on dividend	25	25
income taxes *	627	546
post-sales client support and warranties	15	21

	844	768

*	refer to note 22.2.12

INFOSYS TECHNOLOGIES LIMITED

				in Rs. crore
Schedules to Profit and Loss Account for the		Quarter ended		Half-year ended
		September 30,		September 30,
		2005	2004	2005	2004

11	SOFTWARE DEVELOPMENT EXPENSES

	Salaries and bonus including overseas staff expenses	865	665	1,645	1,259
	Overseas group health insurance	12	10	23	13
	Contribution to provident and other funds	21	19	40	35
	Staff welfare	6	4	11	8
	Technical sub-contractors— subsidiaries	94	63	174	122
	Technical sub-contractors— others	24	23	55	37
	Overseas travel expenses	57	50	111	97
	Visa charges and others	29	11	47	20
	Software packages
	for own use	33	26	65	47
	for service delivery to clients	8	6	18	9
	Communication expenses	12	11	25	20
	Computer maintenance	3	4	7	7
	Consumables	4	4	7	6
	Rent	3	2	6	3
	Provision for post-sales client support and warranties	(4)	12	(3)	19

		1,167	910	2,231	1,702

12	SELLING AND MARKETING EXPENSES

	Salaries and bonus including overseas staff expenses	68	58	135	110
	Overseas group health insurance	1	1	2	1
	Contribution to provident and other funds	—	—	—	1
	Staff welfare	—	—	—	—
	Overseas travel expenses	16	11	29	23
	Visa charges and others	1	1	4	2
	Traveling and conveyance	1	4	2	4
	Commission charges	8	4	18	8
	Brand building	12	12	22	17
	Professional charges	10	5	15	8
	Rent	3	3	7	6
	Marketing expenses	3	3	6	6
	Telephone charges	1	1	2	3
	Communication expenses	—	—	—	—
	Printing and stationery	1	—	1	1
	Advertisements	—	—	1	—
	Office maintenance	—	—	—	—
	Sales promotion expenses	—	—	—	—
	Consumables	—	—	—	—
	Software packages for own use	—	—	—	—
	Computer maintenance	—	—	—	—
	Power and fuel	—	—	—	—
	Insurance charges	—	—	—	—
	Rates and taxes	—	—	—	—
	Bank charges and commission	—	—	—	—
	Miscellaneous expenses	—	—	—	—

		125	103	244	190

INFOSYS TECHNOLOGIES LIMITED

				in Rs. crore
Schedules to Profit and Loss Account for the		Quarter ended		Half-year ended
		September 30,		September 30,
		2005	2004	2005	2004

13	GENERAL AND ADMINISTRATION EXPENSES

	Salaries and bonus including overseas staff expenses	29	20	58	39
	Overseas group health insurance	—	1	—	2
	Contribution to provident and other funds	2	2	4	3
	Professional charges	25	15	40	24
	Telephone charges	21	11	36	20
	Power and fuel	16	10	30	19
	Traveling and conveyance	16	9	29	17
	Overseas travel expenses	2	1	6	2
	Visa charges and others	1	1	2	2
	Office maintenance	16	10	29	17
	Guest house maintenance*	—	—	1	1
	Insurance charges	5	7	11	14
	Printing and stationery	2	2	5	3
	Donations	5	5	8	9
	Rent	2	5	5	9
	Advertisements	4	3	7	4
	Repairs to building	5	3	8	4
	Repairs to plant and machinery	3	2	5	3
	Rates and taxes	3	2	5	5
	Professional membership and seminar participation fees	2	1	4	3
	Postage and courier	1	1	3	3
	Books and periodicals	1	1	2	1
	Provision for bad and doubtful debts	9	5	9	12
	Provision for doubtful loans and advances	—	—	—	—
	Commission to non-whole time directors	1	—	1	1
	Freight charges	—	—	—	—
	Bank charges and commission	1	—	1	1
	Research grants	—	—	—	—
	Auditor’s remuneration
	statutory audit fees	—	—	—	—
	certification charges	—	—	—	—
	others	—	—	—	—
	out-of-pocket expenses	—	—	—	—
	Miscellaneous expenses (refer to note 22.2.15)	1	—	1	—

		173	117	310	218

* for non training purposes

14	OTHER INCOME

	Interest received on deposits with banks and others*	23	14	47	33
	Dividend received on investment in liquid mutual funds (non trade unquoted)	18	8	31	17
	Miscellaneous income (refer to note 22.2.15)	4	2	7	4
	Exchange differences	—	6	(9)	(6)

		45	30	76	48

* Tax deducted at source		5	2	10	7

15	PROVISION FOR TAXATION

	Income taxes*	70	79	152	144
	Deferred taxes	(3)	—	(6)	—

		67	79	146	144

* refer to note 22.2.12

INFOSYS TECHNOLOGIES LIMITED

		in Rs. crore
Schedules to Cash Flow Statements for the		Half-year ended
		September 30,
		2005	2004

16	CHANGE IN LOANS AND ADVANCES

	As per the Balance Sheet	1,007	813
	Less: Deposits with financial institutions, included in cash and cash equivalents*	(157)	(201)
	Advance income taxes separately considered	(493)	(276)

		357	336
	Less: Opening balance considered	(391)	(282)

		(34)	54

* refer to note 22.2.22.b. on restricted cash

17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS

	As per the Balance Sheet	1,485	1,163
	Add/ (Less): Provisions separately considered in the cash flow Statement
	Income taxes	(627)	(421)
	Dividends	(177)	(134)
	Dividend tax	(25)	(17)

		656	591
	Less: Opening balance considered	(599)	(566)

		57	25

18	INCOME TAXES PAID

	Charge as per the Profit and Loss Account	146	144
	Add: Increase in advance income taxes	90	65
	Increase/(Decrease) in deferred taxes	6	—
	Less: (Increase)/Decrease in income tax provision	(81)	(107)

		161	102

19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL
	WORK-IN-PROGRESS

	As per the schedule 3 to Balance Sheet	462	263
	Less: Opening Capital work-in-progress	(318)	(203)
	Add: Closing Capital work-in-progress	395	252

		539	312

20	INVESTMENTS IN / DISPOSAL OF SECURITIES *

	As per the Balance Sheet	2,438	1,065
	Add: Provisions on investments	1	—

		2,439	1,065
	Less: Investment in subsidiaries	(22)	—
	Opening balance considered	(1,329)	(1,027)

		1,088	38

* refer to note 22 2.16 for investment and redemptions

21	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD

	As per the Balance Sheet	1,292	1,252
	Add: Deposits with financial institutions, included herein*	157	201

		1,449	1,453

* refer to note 22.2.22.b. on restricted cash

INFOSYS TECHNOLOGIES LIMITED
Schedules to the Financial Statements for the quarter and half-year ended September 30, 2005
22 Significant accounting policies and notes on accounts
Company overview
Infosys Technologies Limited (Infosys or the company) along with its majority owned and controlled subsidiary, Progeon Limited, India (Progeon), and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting. Inc., USA (Infosys Consulting), is a leading global technology services firm. The Company provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Company offers software products for the banking industry.
22.1 Significant accounting policies
22.1.1. Basis of preparation of financial statements
The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (“ICAI”), the provisions of the Companies Act, 1956 and guidelines issues by the Securities and Exchange Board of India. The interim financial statements are prepared to conform to the accounting standard on “Interim Financial Reporting”. Accounting policies have been consistency applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.
Management evaluates all recently issued or revised accounting standards on an on-going basis.
22.1.2. Use of estimates
The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.
Management periodically assesses using, external and internal sources, whether there is an Indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset’s net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Actual results could differ from those estimates.
22.1.3. Revenue recognition
Revenue from software development on fixed-price, fixed-time frame contracts where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.
Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.
22.1.4. Expenditure
The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.
22.1.5. Fixed assets, intangible assets and capital work-in-progress
Fixed assets are stated at cost less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.
22.1.6. Depreciation and amortization
Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. The management estimates the useful lives for the various fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-2 years

22.1.7. Retirement benefits to employees
22.1.7.a. Gratuity
In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and contributions are invested in specific investments, as permitted by law.
22.1.7.b. Superannuation
Certain employees of Infosys are also participants in a defined contribution plan. Till March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company had no further obligations to the Plan beyond its monthly contributions. From April 1, 2005, a substantial portion of the monthly contribution amount is paid directly to the employees as an allowance and a nominal amount is contributed to the trust.
22.1.7.c. Provident fund
Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment. Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employee’s Provident Fund Trust equal to a specified percentage of the covered employee’s salary. Infosys also contributes to a government administered pension fund on behalf of its employees The interest rate payable by the trust to the beneficiaries every year is being notified by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.
22.1.8. Research and development
Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.
22.1.9. Foreign currency transactions
Revenue from overseas clients and collectors deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.
Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company’s accounting policy.
Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.
22.1.10. Forward contracts in foreign currencies
The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.
The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract or option as an effective hedge, Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.
22.1.11. Income tax
Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.
The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year.
22.1.12. Earnings per share
In determining earnings per share, the company considers the net profit after tax and includes the post tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the board of directors.
22.1.13. Investments
Trade investments are the investments made to enhance the company’s business interests. Investments are either classified as current or long-term based on the Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.
22.1.14. Cash flow statement
Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated.

22.2 Notes on accounts
Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 23. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.
The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current period’s presentation.
22.2.1. Aggregate expenses
The aggregate amounts incurred on certain specific expenses that are required to be disclosed under Schedule VI to the Companies Act, 1956
The aggregate amounts incurred on certain specific expenses that are required to be disclosed under Schedule VI to the Companies Act. 1956

	Quarter ended		Half-year ended
	September 30,		September 30,
	2005	2004	2005	2004

Salaries and bonus including overseas staff expenses	962	743	1,838	1,408
Contribution to provident and other funds	23	21	44	39
Staff welfare
Staff welfare	6	4	11	8
Group health insurance and others	—	—	—	—
Overseas group health insurance	13	12	25	16
Overseas travel expenses	75	62	146	122
Visa charges and others	31	13	53	24
Traveling and conveyance	17	13	31	21
Technical sub-contractors — subsidiaries	94	63	174	122
Technical sub-contractors — others	24	23	55	37
Software packages
for own use	33	26	65	47
for service delivery to clients	8	6	18	9
Professional charges	35	20	55	32
Telephone charges	22	12	38	23
Communication expenses	12	11	25	20
Power and fuel	16	10	30	19
Office maintenance	16	10	29	17
Guest house maintenance*	—	—	1	1
Commission charges	8	4	18	8
Brand building	12	12	22	17
Rent	8	10	18	18
Insurance charges	5	7	11	14
Computer maintenance	3	4	7	7
Printing and stationery	3	2	6	4
Consumables	4	4	7	6
Donations	5	5	8	9
Advertisements	4	3	8	4
Marketing expenses	3	3	6	6
Other miscellaneous expenses	—	—	—	—
Repairs to building	5	3	8	4
Repairs to plant and machinery	3	2	5	3
Rates and taxes	3	2	5	5
Professional membership and seminar participation fees	2	1	4	3
Postage and courier	1	1	3	3
Provision for post-sales client support and warranties	(4)	12	(3)	19
Books and periodicals	1	1	2	1
Provision for bad and doubtful debts	9	5	9	12
Provision for doubtful loans and advances	—	—	—	—
Commission to non-whole time directors	1	—	1	1
Sales promotion expenses	—	—	—	—
Freight charges	—	—	—	—
Bank charges and commission	1	—	1	1
Auditor’s remuneration
statutory audit fees	—	—	—	—
certification charges	—	—	—	—
others	—	—	—	—
out-of-pocket expenses	—	—	—	—
Research grants	—	—	—	—
Miscellaneous expenses (refer to note 22.2.15)	1	—	1	—

	1,465	1,130	2,785	2,110

*	for non training purposes
The above expenses for the quarter and half year ended September 30, 2005 include Fringe Benefit Tax (FBT) in India amounting to Rs. 3 and Rs. 6, wherever applicable.

22.2.2. Capital commitments and contingent liabilities

	As at
	September 30, 2005			March 31, 2005

Estimated amount of unexecuted capital contracts (net of advances and deposits)		192			273
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others		15			13
Claims against the company, not acknowledged as debts		66	*		16
Forward contracts outstanding
In US$	US$	300,000,000		US$	349,000,000
(Equivalent approximate in Rs.)		1,314			1,539
Range barrier options in Euro		€9,000,000			—
(Equivalent approximate in Rs.)		48			—
Range barrier options in GBP		£9,000,000			—
(Equivalent approximate in Rs.		70			—

*	Claims against the Company not acknowledged as debts include a demand (received on April 15, 2005) from the Indian tax authorities for payment of additional tax of Rs. 50, including interest of Rs. 12, upon completion of their tax review for fiscal 2002. The tax demand is mainly on account of disallowance of a portion of the deduction to its taxable income under Indian law claimed by the company under Section 10A of the Income-tax Act. Deduction under Section 10A of the Income-tax Act is determined by the ratio of “Export Turnover” to “Total Turnover”. The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not also reduced from Total Turnover.
The company is contesting the demand and management, including its tax advisers, believe that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company’s financial position and results of operations.
22.2.3. Quantitative details
The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.
22.2.4. Imports (valued on the cost, insurance and freight basis)

	Quarter ended		Half-year ended
	September 30,		September 30,
	2005	2004	2005	2004

Capital goods	70	26	116	62
Software packages	4	1	4	3

	74	27	120	65

22.2.5. Activity in foreign currency

	Quarter ended		Half-year ended
	September 30,		September 30,
	2005	2004	2005	2004

Earnings in foreign currency (on receipts basis)
Income from software services and products	2,079	1,593	4,125	2,849
Interest received on deposits with banks	2	1	2	1
Expenditure in foreign currency (on payments basis)
Travel expenses	83	56	156	109
Professional charges	12	8	18	14
Technical Sub-Contractors — Subsidiaries	87	58	158	114
Other expenditure incurred Overseas for software development	611	588	1,243	1,135
Net earnings in foreign currency (on the receipts and payments basis)
Net earnings in foreign exchange	1,289	884	2,553	1,477

22.2.6. Obligations on long-term, non-cancelable operating leases
The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:-

	Quarter ended		Half-year ended
	September 30,		September 30,
	2005	2004	2005	2004

Lease rentals recognized during the period/ year	8	10	17	18

Lease obligations	As at
	September 30, 2005	March 31, 2005

Within one year of the balance sheet date	20	20
Due in a period between one year and five years	83	65
Due after five years	39	24

	142	109

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals.

Fixed assets provided on operating lease to Progeon, a subsidiary company, as at September 30, 2005 and March 31, 2005:-

		Accumulated	Net book
Particulars	Cost	depreciation	value

Building	13	4	9
	13	3	10
Plant and machinery	6	4	2
	6	4	2
Computers	1	1	—
	1	1	—
Furniture & fixtures	9	7	2
	9	7	2

Total	29	16	13
	29	15	14

The aggregate depreciation charged on the above for the quarter and half year ended September 30, 2005 amounted to Rs. 1 and Rs. 1 respectively (for the quarter and half year ended September 30, 2004 was Rs. 1 and Rs. 2 respectively).
The company has non-cancelable operating leases on equippped premises leased to Progeon. The leases extend for periods between 36 months and 70 months from the date of inception. The lease rentals received are included as a component of sale of services (refer note 22.2.7). The lease rental commitments from Progeon are as given below :—

		As at
Lease rentals	September 30, 2005		March 31, 2005

Within one year of the balance sheet date	4		6
Due in a period between one year and five years	4		4
Due after five years	—		—

	8		10

The rental income from Progeon for the quarter and half year ended September 30, 2005 amounted to Rs. 3 and Rs. 5 respectively (for the quarter and half year ended September 30, 2004 was Rs. 2 and Rs. 6 respectively).
22.2.7. Related party transactions
List of related parties:

Name of the related party	Country		Holding, as at
		September 30, 2005		March 31, 2005

Progeon Limited	India	72.64%		99.54%
Infosys Technologies (Australia), Pty Limited	Australia	100%		100%
Infosys Technologies (Shanghai) Co. Limited	China	100%		100%
Infosys Consulting, Inc.	USA	100%		100%
Progeon s.r.o	Czech Republic	72.64%		99.54%
The details of the related party transactions entered into by the company, in addition to the lease commitments described in note 22.2.6, for the quarter and half year ended September 30, 2005 and 2004 are as follows :—

Particulars	Quarter ended		Half-year ended
	September 30,		September 30,
	2005	2004	2005	2004

Capital transactions:

Financing transactions
Progeon (Including Progeon s.r.o)	—	—	—	—
Infosys Australia	—	—	—	—
Infosys China	—	19	—	19
Infosys Consulting	22	—	22	22

Rental deposit repaid
Progeon	2	—	2	—

Revenue transactions:
Purchase of services
Progeon (Including Progeon s.r.o)	—	—	1	—
Infosys Australia	61	63	119	122
Infosys China	2	—	3	—
Infosys Consulting	30	1	51	1

Purchase of shared services including facilities and personnel
Progeon (Including Progeon s.r.o)	—	—	—	—
Infosys Australia	—	—	—	—
Infosys China	—	—	—	—
Infosys Consulting	1	—	2	—

Sale of services
Progeon (Including Progeon s.r.o)	—	—	—	—
Infosys Australia	1	—	3	—
Infosys China	—	—	1	—
Infosys Consulting	1	—	—	—

Sale of shared services including facilities and personnel
Progeon (Including Progeon s.r.o)	4	4	9	7
Infosys Australia	—	—	—	—
Infosys China	—	—	—	—
Infosys Consulting	—	—	—	—

Details of amounts due to or due from and maximum dues from subsidiaries for the quarter ended September 30, 2005 and year ended March 31st, 2005:

Particulars		As at
	September 30, 2005		March 31, 2005

Sundry Debtors
Progeon (Including Progeon s.r.o)	—		—
Infosys Australia	—		—
Infosys China	4		—
Infosys Consulting	—		—

Sundry Creditors
Progeon (Including Progeon s.r.o)	—		—
Infosys Australia	—		—
Infosys China	1		1
Infosys Consulting	—		—

Loans and advances
Progeon (Including Progeon s.r.o)	—		—
Infosys Australia	—		—
Infosys China	—		2
Infosys Consulting	—		—

Maximum balances of loans and advances
Progeon (Including Progeon s.r.o)	1		—
Infosys Australia	—		—
Infosys China	3		3
Infosys Consulting	5		1

During the quarter and half year ended September 30, 2005, an amount of Rs. 4 and Rs. 7 respectively (for the quarter and half year ended September 30, 2004 Rs. 4 and Rs. 8 respectively) has been donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.
22.2.8. Transactions with key management personnel
Particulars of remuneration and other benefits paid to key management personnel during the quarter and half year ended September 30, 2005 and September 30, 2004 have been detailed in Schedule 22 since the amounts are less than a crore.

22.2.9 Research and development expenditure

	Quarter ended		Half-year ended
	September 30,		September 30,
	2005	2004	2005	2004

Capital	—	—	—	—
Revenue	25	16	51	30

	25	16	51	30

22.2.10 Dues to small-scale industrial undertakings
As at September 30, 2005 and March 31, 2005, the company has no outstanding dues to small-scale industrial undertaking.
22.2.11. Stock option plans
The company has two stock option plans that are currently operational.
1998 Stock Option Plan (“the 1998 Plan”)
The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 58,80,000 ADSs representing 58,80,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted exercised and forfeited during	Quarter ended		Half-year ended
	September 30,		September 30,
	2005	2004	2005	2004

Options outstanding, beginning of period	29,54,468	37,41,476	30,54,290	38,71,010
Granted	—	—	—	—
Less: exercised	(188,248)	(62,140)	(273,730)	(83,768)
forfeited	(19,488)	22,714	(33,828)	(85,192)

Options outstanding, end of period	27,46,732	37,02,050	27,46,732	37,02,050

1999 Stock Option Plan (“the 1999 Plan”)
In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue of 2,64,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

Number of options granted exercised and forfeited during	Quarter ended		Half-year ended
	September 30,		September 30,
	2005	2004	2005	2004

Options outstanding, beginning of period	1,32,31,121	1,71,62,132	1,40,54,937	1,83,62,120
Granted	—	—	—	—
Less: exercised	(1,048,397)	(326,394)	(1,815,233)	(1,212,678)
forfeited	(58,536)	(256,841)	(115,516)	(570,545)

Options outstanding, end of period	1,21,24,188	1,65,78,897	1,21,24,188	1,65,78,897

The aggregate options considered for dilution are set out in note 22.2.20

22.2.12. Income taxes
The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.
Most of Infosys’ operations are conducted through Software Technology Parks (“STPs”), Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.
Infosys now also has operations in a Special Economic Zone. Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.
During the quarter ended September 30, 2005, the tax authorities in an overseas tax jurisdiction completed the assessment of income upto fiscal year 2004. Based on the assessment order, management has re-estimated its tax liabilities and written back an amount of Rs. 20. The tax provision for the quarter is net of the write-back.
22.2.13. Cash and bank balances
Details of balances as on balance sheet dates and the maximum balances during the period/ year with non-scheduled banks:-

Balances with non-scheduled banks		As at
	September 30, 2005		March 31, 2005

In current accounts
ABN Amro Bank , Taipei, Taiwan	1		—
Bank of America, Palo Alto, USA	147		126
Bank of China, Beijing, China	—		—
Citibank NA, Melbourne, Australia	17		3
Citibank NA, Hong Kong	—		—
Citibank NA, Singapore	—		—
Citibank NA, Tokyo, Japan	2		2
Citibank NA, Sharjah, UAE	—		—
Deutsche Bank, Brussels, Belgium	2		1
Deutsche Bank, Frankfurt, Germany	24		6
Deutsche Bank, Amsterdam, Netherlands	1		—
Deutsche Bank, Paris, France	3		1
Deutsche Bank, Zurich, Switzerland	2		4
HSBC Bank PLC, Croydon, UK	27		5
ICICI Bank UK Ltd., London, UK	1		30
ICICI Bank — Toronto, Canada	4		2
Nordbanken, Stockholm, Sweden	—		—
Nova Scotia Bank, Toronto, Canada	—		—
Royal Bank of Canada, Toronto, Canada	7		10
UFJ Bank, Tokyo, Japan	—		—
Svenska Handels Bank, Stockholm, Sweden	1

	239		190

Maximum balance with non-scheduled banks during the	Quarter ended		Half-year ended
	September 30,		September 30,
	2005	2004	2005	2004

In current accounts
ABN Amro Bank, Taipei, Taiwan	1	1	1	1
Bank of America, Palo Alto, USA	264	253	271	253
Bank of China, Beijing China	—	—	—	—
Citibank NA, Melbourne, Australia	37	53	54	53
Citibank NA, Hong Kong	—	—	—	—
Citibank NA, Singapore	—	—	—	—
Citibank NA, Sydney, Australia	—	—	—	—
Citibank NA, Tokyo, Japan	36	7	36	7
Citibank NA, Sharjah, UAE	—	—	—	—
Deutsche Bank, Brussels, Belgium	22	33	31	33
Deutsche Bank, Frankturt, Germany	33	19	33	27
Deutsche Bank, Amsterdam, Netherlands	1	—	1	1
Deutsche Bank, Paris, France	5	4	5	4
Deutsche Bank, Zurich, Switzerland	13	8	13	8
HSBC Bank PLC, Croydon, UK	41	31	41	47
ICICI Bank UK Ltd., London, UK	14	31	33	31
ICICI Bank — Toronto, Canada	5	—	7	—
Merrill Lynch Esop A/C — Fremont, USA	—	5	—	5
Nordbanken, Stockholm, Sweden	—	—	—	—
Nova Scotia Bank, Toronto, Canada	—	6	—	6
Royal Bank of Canada, Toronto, Canada	9	10	13	10
Svenska Handels Bank, Stockholm, Sweden	1	3	1	3
UFJ Bank, Tokyo, Japan	28	—	28	1

The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 7 for the quarter ended September 30, 2005 (for the quarter ended September 30, 2004 Rs. 5).

22.2.14. Loans and advances
“Advances” mainly comprises prepaid travel and per-diem expenses and advances to vendors.
Deposits with financial institutions:-

		As at
	September 30, 2005		March 31, 2005

Deposits with financial institutions:
Housing Development Finance Corporation Limited (“HDFC”)	54		202
Life Insurance Corporation of India	103		66

	157		268

Interest accrued but not due (included above)	1		1
Maximum balance held as deposits with financial institutions:-

	Quarter ended		Half-year ended
	September 30,		September 30,
	2005	2004	2005	2004

Deposits with financial institutions:
Housing Development Finance Corporation Limited (“HDFC”)	201	202	201	202
Life Insurance Corporation of India	105	35	105	35

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.
Deposit with Life Insurance Corporation of India represents amount deposited to settle employee benefit/leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash.
22.2.15. Fixed assets
Profit / (loss) on disposal of fixed assets

	Quarter ended		Half-year ended
	September 30,		September 30,
	2005	2004	2005	2004

Profit on disposal of fixed assets, included in miscellaneous income	—	—	—	—
(Loss) on disposal of fixed assets, included in miscellaneous expenses	—	—	—	—

Profit / (loss) on disposal of fixed assets, net	—	—	—	—

refer to note 22
Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each

	Quarter ended		Half-year ended
	September 30,		September 30,
	2005	2004	2005	2004

Charged during the period	8	3	9	4

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land — leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at September 30, 2005.

22.2.16. Details of Investments

	As at
	September 30, 2005	March 31, 2005

Long-term investments

CiDRA Corporation, USA
14,124 (12,752) Series D convertible preferred stock at US$ 90 each, fully paid, par value US$ 0.01 each	5	5
72,539 (72,539) Class A common stock, par value US$ 0.001 each	—	—
2,139 (2,139) Non voting redeemable preferred stock, par value US$ 0.01 each	—	—
CyVera Corporation, USA
Nil (25,641), Series A preferred stock par value US$ 0.001	—	—
OnMobile Systems Inc., (formerly Onscan Inc.) USA
1,00,000 (1,00,000) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	—	—
1,00,000 (1,00,000) Series A voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	—	—
44,00,000 (44,00,000) Series A non-voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	9	9
M-Commerce Ventures Pte Ltd, Singapore
100 (100) ordinary shares of Singapore $ 1 each, fully paid, par value Singapore $ 1 each	—	—
684 (684) redeemable preference shares of Singapore $ 1, fully paid, at a premium of Singapore $ 1,110 per redeemable preferred stock	2	2
216 (216) redeemable preference shares of Singapore $ 1, fully paid, par value Singapore $ 1 each	—	—
Software Services Support Education Center Limited
Nil (1) equity share of Rs. 10 each, fully paid, par value Rs. 10	—	—
Ilumina Inc.
758 (nil) common stock at USD 0.01 per share	—	—
The Saraswat Co-operative Bank Limited, India
1,035 (1,035) equity shares of Rs. 10 each, fully paid, par value Rs. 10	—	—

	16	16
Less: Provision for investment	14	14

	2	2

*	Investments that are provided for in whole
Current investments — Liquid Mutual

	Number of units as at		Amount As at
	September 30, 2005	March 31, 2005	September 30, 2005	March 31, 2005
ABN Amro Cash Fund	5,99,70,388	—	60	—
Birla Cash Plus Institutional Premium Fund	14,91,64,205	9,24,76,122	150	100
CanLiquid Institutional Fund	5,97,28,831	—	60	—
Chola Liquid Fund Institutional Plus	4,63,08,937	—	54	—
Deutsche Bank Insta-Cash Plus Fund	6,39,03,437	4,99,57,408	64	50
DSP Merrill Lynch Liquidity Fund	7,01,93,475	6,05,17,461	87	75
Grindlays Cash Fund — Super Institutional Plan C	14,99,05,772	7,07,47,373	150	75
HDFC Liquid Fund — Premium Plus	10,00,17,948	8,36,11,057	120	100
HSBC Cash Fund — Institutional Plus	14,95,67,304	7,48,98,088	150	75
ING Vysya Liquid Fund — Super Institutional	4,99,42,504	—	50	—
JM High Liquidity Fund	9,58,96,031	7,69,31,305	96	77
Kotak Liquid — Institutional Premium	14,95,36,869	8,97,41,740	150	90
Principal Cash Management Fund	13,49,07,037	5,49,75,911	135	55
Prudential ICICI Liquid Plan — Institutional Plus	12,54,80,908	8,37,14,699	150	100
Reliance Liquid Fund Treasury Plan — Institutional Option	7,46,63,753	5,30,22,369	120	86
SBI Magnum Institutional Income — Savings	11,89,38,888	2,38,20,119	125	25
Sundaram Money Fund — Institutional	2,96,83,288	—	30	—
Templeton India Treasury Management Account	12,00,444	9,49,782	120	95
UTI Liquid Cash Plan — Institutional	14,77,424	4,94,901	150	50
TLSM Tata Liquid Super High Inv Fund	13,31,587	6,24,358	150	70
LICMF Liquid Fund — Dividend Plan	7,73,10,854	4,15,28,325	84	45

			2,255	1,168

			1,509	733
At cost			746	435

At fair value			2,255	1,168

Details of investments in and disposal of securities during the quarter and half year ended September 30, 2005 and 2004:-

	Quarter ended		Half-year ended
	September 30,		September 30,
	2005	2004	2005	2004

Investment in securities
Subsidiaries	22	18	22	40
Long-term investments	—	—	—	—
Liquid Mutual funds	1,320	115	1,558	115

	1,342	133	1,580	155

Redemption / Disposal of Investment in securities
Subsidiaries	—	—	—	—
Long-term investments	—	—	—	—
Liquid Mutual funds	330	—	470	118

	330	—	470	118

Net movement in investments	1,012	133	1,110	37

Investment purchased and sold during the half year ended September 30, 2005:

Name of the fund	Face value Rs. /-	Units	Cost

Templeton India Treasury Management Account	1000	1,198,981	120
ING Vysya Liquid Fund — Super Institutional	10	34,862,988	35

Particulars of investments made during the quarter and half year ended September 30, 2005 and 2004:

	Quarter ended		Half-year ended
	September 30,		September 30,
Particulars of investee companies	2005	2004	2005	2004

Progeon, India	—	—	—	—
Infosys China	—	18	—	18
Infosys Australia	—	—	—	—
Infosys Consulting	22	—	22	22
M-Commerce Ventures Pte. Limited, Singapore	—	—	—	—

	22	18	22	40

Conversion of Cumulative Preference shares in Progeon
Progeon had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation (“CIFC”) for an aggregate consideration of Rs. 93.80 as per the shareholder’s agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/- On June 30, 2005 CIFC exercised its rights under the shareholder’s agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Progeon increased by Rs. 9 to Rs. 33 and the share premium increased by Rs. 79 to Rs. 85. As of September 30, 2005, Infosys’ equity holding in Progeon was 72.64%.
Provisions for investments
The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The amount of provision made on Trade investments during the quarter and half year ended September 30, 2005 amounted to Rs. nil and Rs. nil respectively (for the quarter and half year ended September 30, 2004 Rs. nil and Rs. nil respectively).
The company provided Rs. 1 and Rs. 1 during the quarter and half year ended on September 30, 2005 (Rs. 0 and Rs. 0 for the quarter and half year ended September 30, 2004) on revision of the carrying amount of non-trade current investments to fair value.

22.2.17. Segment reporting
The company’s operations predominantly relate to providing IT services, delivered to customers globally operating in various industry segments. Accordingly, IT service revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.
The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.
Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies, companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.
Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.
Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.
Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, these mentioned above and India.
Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.
Industry segments
Quarter ended September 30, 2005 and 2004:-

	Financial
	services	Manufacturing	Telecom	Retail	Others	Total

Revenues	762	303	345	238	522	2,170
	584	258	304	167	377	1,690
Identifiable operating expenses	318	134	139	97	229	917
	249	108	144	68	159	728
Allocated expenses	193	76	87	60	132	548
	139	61	72	40	90	402

Segmental operating income	251	93	119	81	161	705
	196	89	88	59	128	560
Unallocable expenses						90
						56

Operating income						615
						504
Other income (expense), net						44
						30

Net profit before taxes						659
						534
Income taxes						67
						79

Net profit after taxes						592
						455

Half-year ended September 30, 2005 and 2004:-

	Financial
	services	Manufacturing	Telecom	Retail	Others	Total

Revenues	1,465	575	666	435	996	4,137
	1,074	485	560	339	703	3,161
Identifiable operating expenses	617	260	277	182	431	1,767
	457	213	277	128	294	1,369
Allocated expenses	361	141	163	107	246	1,018
	252	114	131	79	165	741

Segmental operating income	487	174	226	146	319	1,352
	365	158	152	132	244	1,051
Unallocable expenses						165
						106

Operating income						1,187
						945
Other income (expense), net						75
						48

Net profit before taxes						1,262
						993
Income taxes						146
						144

Net profit after taxes						1,116
						849

Geographic segments
Quarter ended September 30, 2005 and 2004:-

				Rest of the
	North America	Europe	India	World	Total

Revenues	1,437	510	33	190	2,170
	1,113	360	30	187	1,690
Identifiable operating expenses	602	201	18	96	917
	468	148	10	102	728
Allocated expenses	363	129	8	48	548
	265	86	7	44	402

Segmental operating income	472	180	7	46	705
	380	126	13	41	560
Unallocable expenses					90
					56

Operating income					615
					504
Other income (expense), net					44
					30

Net profit before taxes					659
					534
Income taxes					67
					79

Net profit after taxes					592
					455

Half-year ended September 30, 2005 and 2004;-

	North			Rest of the
	America	Europe	India	World	Total

Revenues	2,703	975	82	377	4,137
	2,079	687	54	341	3,161
Identifiable operating expenses	1,155	389	38	185	1,767
	880	275	14	200	1,369
Allocated expenses	665	240	20	93	1,018
	487	161	13	80	741

Segmental operating income	883	346	24	99	1,352
	712	251	27	61	1,051
Unallocable expenses					165
					106

Operating income					1,187
					945
Other income (expense), net					75
					48

Net profit before taxes					1,262
					993
Income taxes					146
					144

Net profit after taxes					1,116
					849

22.2.18. Provision for doubtful debts
Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at September 30, 2005 the company has provided for doubtful debts of Rs. 3 (as at March 31, 2005 Rs 8) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.
22.2.19. Dividends remitted in foreign currencies
Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.
Particulars of dividends remitted:-

	Number of shares	Quarter ended		Half-year ended
	to which the	September 30,		September 30,
Particulars	dividends relate	2005	2004	2005	2004

Final and one-time special dividend for Fiscal 2004	52,92,612	NA	—	NA	61
Final dividend for fiscal 2005	3,77,66,327	—	—	25	—
22.2.20. Reconciliation of basic and diluted shares used in computing earnings per share
At the annual general meeting held on June 12, 2004, the shareholders approved the issue of bonus shares in the ratio of three bonus shares for every share held. The record date for the bonus issue was July 2, 2004 and shares were allotted on July 3, 2004. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

	Quarter ended		Half-year ended
	September 30,		September 30,
	2005	2004	2005	2004

Number of shares considered as basic weighted average shares outstanding	27,21,01,219	26,76,76,465	27,15,48,331	26,74,06,246
Add: Effect of dilutive issues of shares/stock options	79,29,431	61,00,213	78,96,964	53,61,955

Number of shares considered as weighted average shares and potential shares outstanding	28,00,30,650	27,37,76,678	27,94,45,295	27,27,68,201

22.2.21. Cash flow statement
22.2.21.a.
The balance of cash and cash equivalents includes Rs. 3 as at September 30, 2005 (Rs. 3 for the year ended March 31,2005), set aside for payment of dividends.
22.2.21.b Restricted cash
Deposits with financial institutions as at September 30, 2005 include an amount of Rs. 103 (as at March 31, 2005 Rs. 66) with Life Insurance Corporation of India, considered as restricted cash and is hence not included under “Cash and cash equivalents”.

23 Details of rounded off amounts
The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs “DCA” earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

	Balance Sheet Items

		As at
Schedule	Description	September 30, 2005	March 31, 2005

3	Fixed assets
	Purchases
	Vehicles	0.01	—
	Land: free-hold	0.31	—

	Disposal
	Plant and machinery	0.06	—

8	Unsecured, Considered doubtful
	Loans and advances to employees	0.34	0.23

8	Provision for doubtful loans and advances to employees	0.34	0.23

22.2.6.	Computers
	- Net Book Value	0.02	0.05

22.2.7	Maximum balances of loans and advances
	- Progeon	—	0.45

22.2.13.	Balances with non-scheduled banks
	- ABN Amro Bank, Taipei, Taiwan	0.93	0.02
	- Bank of China, Beijing, China	0.04	0.02
	- Citibank NA, Hong Kong	0.10	—
	- Citibank NA, Singapore	0.23	0.35
	- Citibank NA, Sharjah, UAE	0.04	0.03
	- Deutsche Bank, Amsterdam, Netherlands	0.70	0.15
	- Nordbanken, Stockholm, Sweden	0.05	0.12
	- UFJ Bank, Tokyo, Japan	0.13	0.32
	- Svenska Handels Bank, Stockholm, Sweden	1.04	0.35

22.2.16.	Long- term investments
	- OnMobile Systems Inc., (formerly Onscan Inc. ) USA 1,00,000(1,00,000) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	0.20	0.20
	1,00,000 (1,00,000) Series A voting convertible preferred stock at US$ 0.4348 each, fully paid par value US$ 0.001 each	0.20	0.20

	Profit & Loss Items

		Quarter ended		Half-year ended
		September 30,		September 30,
Schedule	Description	2005	2004	2005	2004

Profit & Loss account
	Provision for investments	0.57	0.07	0.63	0.06
	Residual Dividend Paid	—	—	0.25	2.32
	Additional Dividend Tax	—	1.97	0.03	2.27

12	Selling & Marketing expenses
	Contribution to Provident and other funds	0.35	0.34	0.47	0.71
	Staff welfare	0.31	0.08	0.41	0.20
	Consumables	0.07	0.06	0.13	0.12
	Software packages for own use	—	0.01	0.06	0.01
	Communication expenses	0.20	0.01	0.26	0.02
	Printing and stationery	0.44	0.30	0.92	0.53
	Advertisements	0.32	0.17	0.80	0.31
	Office maintenance	0.06	0.06	0.29	0.13
	Insurance charges	—	0.02	—	0.05
	Rates and taxes	—	—	—	0.03
	Sales promotion expenses	0.22	0.18	0.45	0.40

13	General and Administration expenses
	Provision for doubtful loans and advances	0.07	0.09	0.11	0.11
	Overseas group health insurance	0.06	1.24	0.19	1.70
	Guest house maintenance	0.49	0.35	0.99	0.64
	Commission to non-whole time directors	0.32	0.39	0.63	0.78
	Freight charges	0.23	0.14	0.41	0.37
	Bank charges and commission	0 40	0.33	0.56	0.57
	Research grants	0.12	0.09	0.21	0.19
	Auditor’s remuneration statutory - audit fees	0.09	0.09	0.18	0.18
	Out of Pocket Expenses	—	—	0.01	0.01
	Miscellaneous expenses	0.84	0.35	1.22	0.36

14	Other Income
	Exchange differences	0.46	6.18	(8.99)	(6.08)

15	Provision for expenses
	Deferred taxes	—	0.24	(3.18)	(0.14)

	Profit & Loss Items

		Quarter ended		Half-year ended
		September 30,		September 30,
Schedule	Description	2005	2004	2005	2004

22.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.07	0.09	0.11	0.11
	Commission to non-whole time directors	0.32	0.39	0.63	0.78
	Sales promotion expenses	0.22	0.18	0.45	0.40
	Guesthouse maintenance	0.49	0.35	0.99	0.64
	Freight charges	0.23	0.14	0.41	0.37
	Bank charges and commission	0.40	0.33	0.56	0.57
	Auditor’s remuneration - audit fees	0.09	0.09	0.18	0.18
	- out-of-pocket expenses	—	—	0.01	0.01
	Research grants	0.12	0.09	0.21	0.19
	Books and periodicals	1.31	0.70	2.01	1.28
	Miscellaneous expenses	0.84	0.35	1 22	0.36

22.2.13.	Maximum balance with non-scheduled banks during the period/ year
	- Bank of China, Beijing, China	0.04	0.08	0.08	0.08
	- Bank of Melbourne, Melbourne, Australia	—	—	—	0.23
	- Citibank NA, Hong Kong	0.30	0.16	0.30	0.16
	- Citibank NA, Singapore	0.30	0.47	0.37	0.48
	- Citibank NA, Sydney, Australia	—	—	—	0.04
	- Citibank NA, Sharjah, UAE	0.14	0.16	0.15	0.16
	- Deutsche Bank, Amsterdam, Netherlands	1.30	0.48	1.30	1.05
	- Nordbanken, Stockholm, Sweden	0.10	0.27	0.12	0.27
	- Nova Scotia Bank, Toronto, Canada	0.01	6.37	0.02	6.37
	- UFJ Bank, Tokyo, Japan	28.15	0.44	28.15	0.71

22.2.15.	Profit / (loss) on disposal of fixed assets
	- Profit on disposal of fixed assets, included in miscellaneous income	0.18	0.09	0.23	0.16
	- (Loss) on disposal of fixed assets	(0.03)	(0.04)	(0.03)	(0.04)
	- Profit(Loss) on disposal of fixed assets, net	0.15	0.05	0.20	0.12

	Cash Flow Statement Items

		For the Period Ended
Schedule	Description	September 30, 2005	September 30, 2004

Cash flow	(Profit)/ loss on sale of fixed assets	(0.20)	(0.12)
statement	Provision for investments	0.63	0.06
	Proceeds on disposal of fixed assets	0.25	0.22

18	Increase/(Decrease) in deferred taxes	5.83	0.14

20,
22.2.16.	Provision for investments	0.63	0.06

Transactions with key management personnel
Key management personnel comprise our directors and statutory offers.
Particulars of remuneration and other benefits paid to key management personnel during the quarter and half year ended September 30, 2005 and September 30, 2004.

		Contributions
		to provident and	Perquisites	Total
Name	Salary	other funds	and incentives	Remuneration

Chairman and Chief Mentor
N R Narayana Murthy	0.03	0.01	0.05	0.09
	0.03	0.01	0.03	0.07
	0.06	0.02	0.11	0.19
	0.06	0.02	0.07	0.15

Chief Executive Officer, President and Managing Director
Nandan M Nilekani	0.03	0.01	0.05	0.09
	0.03	0.01	0.03	0.07
	0.06	0.02	0.11	0.19
	0.06	0.02	0.07	0.15

Chief Operating Officer and Deputy Managing Director
S Gopalakrishnan	0.03	0.01	0.05	0.09
	0.03	0.02	0.02	0.07
	0.06	0.02	0.12	0.20
	0.06	0.03	0.06	0.15

Whole-time Directors
K Dinesh	0.03	0.01	0.05	0.09
	0.03	0.01	0.02	0.06
	0.06	0.02	0.10	0.18
	0.06	0.02	0.06	0.14

S D Shibulal	0.23	—	0.14	0.37
	0.22	—	—	0.22
	0.45	—	0.14	0.59
	0.41	—	0.11	0.52

T V Mohandas Pai	0.05	0.02	0.11	0.18
	0.05	0.01	0.05	0.11
	0.10	0.04	0.22	0.36
	0.09	0.03	0.14	0.26

Srinath Batni	0.04	0.02	0.10	0.16
	0.04	0.01	0.04	0.09
	0.08	0.03	0.19	0.30
	0.08	0.03	0.12	0.23

Other Senior Management Personnel
V Balakrishnan	0.03	0.01	0.08	0.12
	0.03	0.01	0.07	0.11
	0.06	0.02	0.22	0.30
	0.06	0.02	0.18	0.26

			Reimbursement	Total
Name	Commission	Sitting fees	of expenses	remuneration

Non-Whole time Directors
Deepak M Satwalekar	0.05	—	—	0.05
	0.04	—	—	0.04
	0.09	0.01	—	0.10
	0.09	—	0.01	0.10

Mart G Subrahmanyam	0.04	—	0.02	0.06
	0.05	—	0.01	0.06
	0.08	—	0.07	0.15
	0.10	—	0.04	0.14

Philip Yeo	—	—	—	—
	0.05	—	—	0.05
	0.03	—	—	0.03
	0.10	—	—	0.10

Omkar Goswami	0.04	0.01	0.01	0.06
	0.05	—	—	0.05
	0.08	0.01	0.02	0.11
	0.10	—	0.01	0.11

Larry Pressler	0.04	—	—	0.04
	0.05	—	—	0.05
	0.08	—	—	0.08
	0.10	—	—	0.10

Rama Bijapurkar	0.04	—	—	0.04
	0.05	—	—	0.05
	0.08	—	—	0.08
	0.09	0.01	—	0.10

Claude Smadja	0.04	—	0.05	0.09
	0.05	0.01	0.05	0.11
	0.08	—	0.08	0.16
	0.10	0.01	0.07	0.18

Sridar A Iyengar	0.04	—	0.04	0.08
	0.05	—	—	0.05
	0.08	—	0.11	0.19
	0.10	—	0.04	0.14

David Boyles	0.03	—	—	0.03
	—	—	—	—
	0.03	—	—	0.03
	—	—	—	—